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                                                       Exhibit 20
                      PAYLESS SHOESOURCE, INC.
                 PRESS RELEASE OF SALES AND EARNINGS



For Immediate Release                   Contact:  Rick Nida
                                                  (913) 295-6695

PAYLESS SHOESOURCE REPORTS FIRST QUARTER EARNINGS
ROSE 5.1 PERCENT BEFORE SPIN-OFF COSTS

TOPEKA, Kan., May 13, 1996 -- Payless ShoeSource Inc. (NYSE:PSS) today reported first quarter earnings of $27.9 million, or 69 cents a share, excluding special costs associated with Payless' spin-off from The May Department Stores Company. The 1996 first quarter earnings before spin-off costs rose 5.1 percent from 1995 net earnings of $26.5 million, or 66 cents a share.
     For the 13 weeks ended May 4, Payless net earnings totaled $24.2 million, or 60 cents a share, including the spin-off costs. During the first quarter of 1996, Payless incurred $6.1 million in costs ($3.7 million, or 9 cents a share, after tax) associated with Payless spin-off from The May Department Stores Company. Payless currently estimates these costs will total an additional $3.9 million after tax during the remainder of the current fiscal year.
     Payless was spun off from The May Department Stores Company on May 4, 1996, the end of Payless fiscal first quarter. May shareowners received 0.16 share of Payless stock for each May share they held.
     Payless store-for-store sales rose 5.3 percent in the first quarter. Total sales were $601.4 million, up 5.6 percent from $569.6 million in 1995. Sales comparisons for the quarter benefited from a one-week shift in reporting periods. Store-for-store sales for the quarter ended May 4 rose 1.4 percent when adjusted to reflect the change in reporting periods.
     "We're pleased to report that our results are in line with our expectations as we become an independent company," said Steven J. Douglass, chairman of the board and chief executive officer of Payless. Mr. Douglass noted that Payless benefited in the first quarter from reduced competition in key locations.
More than 500 self-service, discount shoe stores were closed by competitors in late 1995 and early 1996. We worked diligently to position our inventories and focus our store associates to capture transfer sales from closed competitors, and we are encouraged by the results, said Mr. Douglass.
     During the first quarter, Payless closed 115 stores. In May, Payless will close an additional 225 stores as part of its previously announced plan to close underperforming stores. The projected cost of the store-closing program was recorded as a charge to earnings in the fourth quarter of 1995.
     Payless is the nation's largest footwear retailer. Payless operated 4,477 stores in 49 states, Puerto Rico and the U.S. Virgin Islands at the end of the first quarter.





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                      Payless ShoeSource Inc.
       Unaudited First Quarter Results of Operations (A, B)


(Millions, except per share data)         13 Weeks Ended
                                   -----------------------------
                                   May 4, 1996    April 29, 1995
                                   -----------    --------------
Net Sales                             601.4            569.6

Cost of Sales                         426.6            403.6

Selling, general and admini-
  strative expenses before
  spin-off costs                      128.1            121.8

Spin-off costs (C)                      6.1             --

Interest expense, net                   0.3              0.3
                                     -------          -------

Earnings before income taxes           40.3             43.9

Provision for income taxes             16.1             17.4

Net Earnings                           24.2             26.5
                                     -------          -------

Earnings per share (D)                  0.60             0.66
                                     =======          =======

Shares Outstanding (D)                 40.4             40.4



              NOTES TO INTERIM RESULTS OF OPERATIONS

A. The unaudited interim results of operations have been prepared in accordance with the company's accounting policies as described in the company's Form 10 Registration Statement, on file with the Securities and Exchange Commission, and should be read in conjunction with the Registration Statement. In the opinion of management, this information is fairly presented and all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods have been included. However, certain items are included in this statement based on estimates for the entire year.

B. The financial information for both quarters reflects the results of operations of the business when it was a division of The May Department Stores Company. The financial statements were prepared based on certain assumptions about Payless operations, assets and liabilities had it been an independent company during these periods. Payless was spun off from The May Department Stores Company on May 4, 1996, and is now an independent company.


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C. As disclosed in the company's registration statement, Payless is incurring retention costs associated with the spin-off that established Payless as an independent company. Those costs totaled $6.1 million pre-tax in the first quarter of 1996, and are expected to total $6.6 million for the remainder of this year.

D. Payless earnings per share and outstanding shares were calculated based on the number of Payless shares issued and outstanding as of May 4, 1996, the date of the spin-off from The
May Department Stores Company.














































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